Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna files Form 40-F, Annual Report

Vancouver, March 30, 2021-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) reports that the Company has filed today its fiscal 2020 annual report on Form 40-F with the U.S. Securities and Exchange Commission (“SEC”).

The Form 40-F, which includes the Company’s fiscal 2020 annual audited financial statements, management’s discussion and analysis, and annual information form, is available on the Company’s website and on the SEC’s website.

Printed copies of the annual financial statements are available free of charge to Fortuna shareholders upon written request.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with operations in Peru, Mexico and Argentina. Sustainability is integral to all our operations and relationships. We produce silver and gold and generate shared value over the long-term for our shareholders and stakeholders through efficient production, environmental protection and social responsibility. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | T (Peru): +51.1.616.6060, ext. 0